EXHIBIT 4.02

AGREEMENT TO SUPPLY SUGARCANE

By this private instrument, the parties,

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, joint stock company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 07.628.528/0001-59, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 1.309 – 5º andar, herein duly represented pursuant to its By Laws, hereinafter named “BRASILAGRO”; and

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL, joint stock company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 08.070.566/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, n° 1.309 – 4° andar, herein duly represented pursuant to its By Laws, hereinafter named “BRENCO”,

And, further, as consenting party, IMOBILIÁRIA ARAUCÁRIA LTDA., private limited company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 08.745.851/0001-75, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 1.309 – 5° andar, sala 03, herein duly represented pursuant to its By Laws, hereinafter named “IMOBILIÁRIA ARAUCÁRIA”;

Now, therefore, the parties have jointly agreed to enter into this Agreement to Supply Sugarcane (“AGREEMENT”), which shall operate in accordance with the applicable laws and pursuant to the terms and conditions set forth below.

I– PRELIMINARY STATEMENTS

1.1.	WHEREAS IMOBILIÁRIA ARAUCÁRIA and BRENCO are, jointly, the legitimate engaged purchasers of the below denominated and described rural properties, which together adjourn the total area stated in their related title deeds of 16,603.4567 ha. (Sixteen thousand, six hundred and threes hectares, forty five Ares and sixty seven centiares) of land and possession of land of 15,543.2073 ha. (fifteen thousand, five hundred and forty three hectares, twenty ares and seventy three centiares) of land, in whose plot of approximately 11,300.00 ha. (eleven thousand and three hundred hectares) are plantable land, which are identified and characterized as follows (hereinafter named, together “Properties of Morro Vermelho Project”):

(a)	“Fazenda Babilônia” – composed of 2 (two) plots of land, nominated for purposes of this AGREEMENT as Plot A and Plot B, each other separated by Rodovia GO-341, real estate with total area stated in its related title deed of 8,915.1267 ha. (eight thousand, nine hundred and fifteen hectares, twelve ares and sixty seven centiares) of land and total effective possession area of f 8, 919, 91 ha. (eight Thousand, nine hundred and nineteen hectares and ninety one ares) of land, which is object of the Real Estate Registration 15,524, of the Real Estate Registry of the District of Mineiros, State of Goiás, enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 5,977,395-2, filed at the National Institute of Colonization and Agrarian Reform – INCRA under 0000433088972, with CCIR under 00271753055;

(b)	“Fazenda Itália” – composed of one single plot of land with area stated in its title deed of 308.33 ha. (three hundred and eight hectares and thirty three ares) and effective possession area of 308, 2817 ha. (three hundred and eight hectares, twenty eight ares and seventeen centiares), rural property which is object of the Real Estate Registration 12,689, of the Real Estate Registry of the District of Mineiros, State of Goiás, enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 26805278 (NIRF) and filed at the National Institute of Colonization and Agrarian Reform – INCRA under 9320600083624, with CCIR under 00271753055;

(c)	“Fazenda Babilônia” – composed of one single plot of land with area stated in its title deed of 120, 00 ha. (one hundred and twenty hectares), effective possession area of 111.2669 ha. (one hundred and eleven hectares, twenty six ares and sixty nine centiares), rural property which is object of the Real Estate Registration 16,931, of the Real Estate Registry of the District of Mineiros, State of Goiás, enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 2,338.822-6 and filed at the National Institute of Colonization and Agrarian Reform – INCRA under 932060008621-6, with CCIR under 00271753055, and,

(d)

“Fazenda Morrinhos”, composed of 2 (two) plots of land, nominated for purposes of this AGREEMENT as Plot A and Plot B, each other separated by Rodovia GO-341, real estate with total area stated in its related title deed of 7,260.00 ha. (seven thousand, two hundred and sixty hectares) of land and effective possession area of 6,263.74 ha. (six Thousand, two hundred and sixty three hectares and seventy four ares) of land, object of the Real Estate Registration 11,765, of the Real Estate Registry of the District of

Mineiros, State of Goiás, enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 2,338.822-6 and filed at the National Institute of Colonization and Agrarian Reform – INCRA under 9,320,600,083,624, with CCIR under 06343911050;

1.2.	WHEREAS BRASILAGRO and BRENCO executed, at this date, an AGREEMENT setting forth, among other items, the physical division of the Properties of Morro Vermelho Project between BRASILAGRO and BRENCO, with the opening of own record folio;

1.3.	WHEREAS BRASILAGRO commits, by means of this instrument, to develop the plantation of sugarcane crop in the plot of 7,300 ha. (seven Thousand and three hundred hectares) of plantable land which has been attributed to it due to the physical division of the Properties of Morro Vermelho Project, for exclusive supply to BRENCO, except for the provisions of the first paragraph of Section 2.1 below;

1.4.	WHEREAS BRENCO is producer of alcohol and electrical energy, and that shall implement a production unit of ethanol in the region of Mineiros, State of Goiás (“Morro Vermelho Project”); and, finally;

1.5.	WHEREAS the mutually expressed interests, the parties hereto decide to enter into this AGREEMENT, which shall be governed by the following terms and conditions.

II– PURPOSE

2.1.	By this AGREEMENT BRASILAGRO is committed to supply exclusively to BRENCO and BRENCO is committed to purchase from BRASILAGRO, the total production of 02 (two) complete cycles of sugarcane harvest, of 06 (six) agricultural years every (05 (five) cuts), with possibility of extension of this period for another 01 (one) complete agricultural cycle, through AGREEMENT between the parties. The duration of each cycle may be extended, by mutual AGREEMENT between the parties, for another 01 (one) or 02 (two) agricultural years, in the event of the first and/or second cycle of sugarcane harvest presenting proper productivity conditions for the harvest of these additional cuts. The above mentioned crop shall be implemented by BRASILAGRO in the area of approximately 7.300 ha. (seven thousand and three hundred hectares) of effectively plantable land existing in the Properties of Morro Vermelho Project attributed to BRASILAGRO under the division of the Properties of Morro Vermelho Project, carried out at this date, as follows:

(a)	In 2007, BRASILAGRO and BRENCO have already planted sugarcane in 890 ha (eight hundred and ninety hectares) of land in the Properties of Morro Vermelho Project, the crops of which shall be supplied in the harvests of 2009/2010 (in second cut), 2010/2011, 2011/2012 and 2012/2013. BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31, 2013 or 2014, in the event that the first cycle is extended to another cut (6th cut – 2013/2014), for supply (i) in the harvests of 2014/2015, 2015/2016, 2016/2017, 2017/2018 and 2018/2019, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2015/2016; 2016/2017; 2017/2018; 2018/2019; 2019/2020 and, 2020/2021, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as the case may be, as set forth in Section 3.1 of this AGREEMENT;

(b)	BRASILAGRO has already started the plantation of sugarcane which shall be ended until May 31, 2008, in an approximate area of 1,509 ha (one thousand, five hundred and nine hectares) of plantable land existing in the Properties of Morro Vermelho Project, the crops of which shall be supplied in the harvests of 2009/2010, 2010/2011, 2011/2012, 2012/2013 and 2013/2014. Further, BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31, 2014 or 2015, in the event that the first cycle is extended to another cut (6th cut – 2014/2015), for supply (i) in the harvests of 2015/2016, 2016/2017, 2017/2018, 2018/2019 and, 2019/2020, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2016/2017, 2017/2018, 2018/2019, 2019/2020, 2020/2021 and 2021/2022, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as the case may be, as set forth in Section 3.1 of this AGREEMENT;

(c)

BRASILAGRO is committed to start the plantation of sugarcane on February 15, 2009 and end it up to May 31, 2009, in an approximate area of 1,225 ha (one thousand, two hundred and twenty five hectares) of plantable land existing in the Properties of Morro Vermelho Project, the production of which shall be supplied in the harvests of 2010/2011; 2011/2012; 2012/2013; 2013/2014 and 2014/2015. Further, BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31 2015 or 2016, in the event that the first cycle is extended to another cut (6th cut – 2015/2016), for supply (i) in the harvests of 2016/2017, 2017/2018, 2018/2019, 2019/2020, and 2020/2021, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2017/2018, 2018/2019, 2019/2020, 2020/2021, 2021/2022, and 2022/2023, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as the case may be, as set forth in Section 3.1 of this AGREEMENT;

(d)	BRASILAGRO is committed to start the plantation of sugarcane on February 15, 2010 and end it up to May 31, 2010, in an approximate area of 1,225 ha (one thousand, two hundred and twenty five hectares) of plantable land and in the same approximate quantity of plantable areas in the subsequent years, until the plantable areas of the Properties of Morro Vermelho Project are fully planted, the first plantation of which for supply in the harvests of 2011/2012, 2012/2013, 2013/2014, 2014/2015 and 2015/2016. Further BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31, 2016 or 2017, in the event that the first cycle is extended to another cut (6th cut - 2016/2017), for supply (i) in the harvests of 2017/2018, 2018/2019, 2019/2020, 2020/2021, and, 2021/2022, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2018/2019, 2019/2020, 2020/2021, 2021/2022, 2022/2023, and, 2023/2024, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as the case may be, as set forth in Section 3.1 of this AGREEMENT; and

(e)	Further, BRASILAGRO is committed to carry out new plantation of sugarcane in the Properties of Morro Vermelho Project (i) in 2011, in an approximate area of 1,225 ha (one thousand, two hundred and twenty five hectares) of land, from February 15, 2011 to May 31, 2011; and (ii) in 2012, in an approximate area of 1,225 ha (one thousand, two hundred and twenty five hectares) of land, from February 15, 2012 to May 31, 2012, until the plantable areas of the Properties of Morro Vermelho Project are fully planted for purposes of supply in the years following the harvests mentioned in subparagraph “d” above, and thus considered the third cycle, as the case may be, as set forth in Section 3.1 of this AGREEMENT.

First Paragraph – It is henceforth agreed that the effective implementation, by BRASILAGRO, of crop in the total area intended by the parties, presently estimated at 7,300 (seven thousand and three hundred hectares) of land, is subject to the obtaining all the administrative licenses and approvals for the exploration of sugarcane activity in the intended areas. Should BRASILAGRO not be able to obtain all the necessary authorizations and license for this purpose, and provided that it has fulfilled all legal and administrative requirements and taken all the appropriate measures, the reduction in the crop area shall imply in the reduction of the obligations set forth in Section 2.1 of this AGREEMENT, and the areas which are not planted under the provisions of this Section shall be always the last ones of the schedule.

Second Paragraph – The parties at mutual AGREEMENT, may change to more or less the plantation areas for the sugarcane crops of the Properties of Morro Vermelho Project, in accordance with the above explained schedule.

Third Paragraph – At the parties’ discretion, the reforms in the sugarcane crop for the beginning of a new cycle may be postponed or advanced due to the sugarcane crop productivity.

Fourth Paragraph – The plantation schedule may be adjusted due to significant unfavorable agronomic conditions, such as severe drought or other technical contingencies inherent to the plantation activity, by AGREEMENT between the parties.

2.2.	Considering that the sugarcane production in Properties of Morro Vermelho Project, during the harvests comprising the 02 (two) cycles set forth in this AGREEMENT, the, parties estimate BRASILAGRO production as follows:

HARVESTS	Estimate of production
2009/2010	220.000 tons of sugarcane

2010/2011	305.000 tons of sugarcane

2011/2012	400.000 tons of sugarcane

2012/2013	485.000 tons of sugarcane

2013/2014	510.000 tons of sugarcane

2014/2015	565.000 tons of sugarcane

2015/2016	515.000 tons of sugarcane

2016/2017	510.000 tons of sugarcane

2017/2018	510.000 tons of sugarcane

2018/2019	510.000 tons of sugarcane

2019/2020	530.000 tons of sugarcane

2020/2021	375.000 tons of sugarcane

2021/2022	265.000 tons of sugarcane

2022/2023	170.000 tons of sugarcane

First Paragraph – In the event of occurrence of the provisions in Third Paragraph of Section 2.1 above or of extension of this AGREEMENT, as set forth in Section 3.1 below, the estimates of production shown in the table above may be updated.

Second Paragraph – The volumes above are mere expectation of the parties and not a firm commitment of supply or receipt by the parties and should be used solely for purposes of calculating the fines set forth in Section Six below. BRENCO, however, shall be released from the obligation of purchasing the sugarcane production which has not been effectively planted until the deadline for planting, according to inspection to be conducted by BRENCO together with BRASILAGRO, the results of which shall be recorded in writing in an instrument to be signed by both parties’ representatives. BRENCO shall not be committed either to purchase the sugarcane production planted in areas exceeding those set forth in subparagraphs from “a” to “e” of Section 2.1 of this AGREEMENT. For purposes of this section, exceeding area is the one superior to 3% (three percent) of the estimated effective plantation areas, set forth in subparagraphs from “a” to “e” of Section 2.1 of this AGREEMENT.

Third Paragraph – During the effectiveness of this AGREEMENT, BRASILAGRO and IMOBILIÁRIA ARAUCÁRIA commit not to purchase, directly or by means of companies owned by their economic group, any property inside an area of 25 km (twenty five kilometers) of distance from the ethanol production unit of BRENCO mentioned in Section 2.3 below, as indicated in Exhibit 1 to this instrument. The herein established restriction shall not prevent, however, BRASILAGRO from purchasing part of the Properties of Morro Vermelho Project attributed to BRENCO under the division of these properties as set forth in the Section 1.2 above. Furthermore, during the effectiveness of this AGREEMENT, if IMOBILIÁRIA ARAUCÁRIA sells the properties owned to third parties who have no direct or indirect relationship with it, with IMOBILIÁRIA ARAUCÁRIA, or with BRASILAGRO, subject to the provision of subparagraph “a” of Section 8.1 below, the new acquirer(s) shall be relieved from the purchase restriction set forth in this Third Paragraph.

Fourth Paragraph – At its own discretion, BRASILAGRO may transfer part of the sugarcane production to be supplied to BRENCO pursuant to this AGREEMENT to a new area owned, provided that subject to the following conditions: (i) BRASILAGRO be in full compliance with the sugarcane plantation schedule set forth in this AGREEMENT; (ii) the transfer is only for one area of sugarcane production of up to 2,000 ha (two thousand hectares) of plantable land; and (iii) the sugarcane production is transferred to an area owned by BRASILAGRO located outside the Municipality of Mineiros. The conditions for the transfer of sugarcane production by BRASILAGRO set forth above, aims at preserving the leasing policy of BRENCO in the region, and, accordingly, aiming at preserving BRENCO’s efforts currently in progress, the parties agree that BRASILAGRO’s prospection, of areas for transfer of the sugarcane production pursuant to this Fourth Paragraph shall only be started after the minimum period of 90 (ninety) days from the execution of this AGREEMENT.

Fifth Paragraph – Should BRASILAGRO transfer part of its sugarcane production pursuant to the Fourth Paragraph above BRASILAGRO shall: (i) assure that the new area to which the sugarcane production is transferred has the necessary agronomic extension and conditions to reproduce the potential production equivalent to the area of the Properties of Morro Vermelho Project where the sugarcane would be originally planted, according to table included in the caput of this Section 2.2, and (ii) bear any increase in expenses and/or supply costs, including, but not limited to, the costs with cut, loading and transportation, arising from such transfer.

Sixth Paragraph – In any case, BRENCO, shall always be entitled to the preemptive right upon the acquisition of sugarcane production planted by BRASILAGRO in the region of the city of Mineiros, State of Goiás, including, but not limited to, the Properties of Morro Vermelho Project, in the same currently contracted basis.

2.3.	The purchase obligation by BRENCO of the sugarcane production planted by BRASILAGRO is limited to the Properties of Morro Vermelho Project, except for the event of Fourth Paragraph of Section 2.2 above, production which shall be used as raw material for BRENCO’s industrial unit to be installed in the region of the city of Mineiros, State of Goiás, in location henceforth defined with the geographical coordinates S 17º 27’ 45” and W 52º 43’ 41”.

2.4.	Should the industrial unit of Morro Vermelho Project not be able to grind, in a certain harvest, all the sugarcane produced by BRASILAGRO in the Properties of Morro Vermelho Project, the exceeding sugarcane not ground by BRENCO’s industrial unit comprised in Morro Vermelho Project shall be delivered in another BRENCO’s industrial unit, in location pointed by it, and in such event, BRENCO shall reimburse BRASILAGRO the additional cost arising from the new distance to be covered for the delivery of the exceeding sugarcane, by means of presentation, by BRASILAGRO, of the related transportation invoices, detailing the length and the amount paid for the transportation.

Sole Paragraph – For purposes of checking the distance difference, in the event of occurrence of the provision in the caput of this Section, it shall be considered the shortest distances covered between the headquarter of Fazenda Araucária, established as reference of the location of sugarcane production exit (geographical coordinates: S 17º 48’ 70” and W 52º 58’ 44”), and each of BRENCO’s industrial units, namely: (i) the industrial unit pointed at Section 2.3 above, which is the location currently established for the delivery of the sugarcane production, according to geographical coordinates pointed at said Section; and (ii) the new location to be pointed by BRENCO.

III– TERM

3.1.	This AGREEMENT is effective for 02 (two) complete cycles of sugarcane crops, for 06 (six) agricultural years every (05 (five) cuts), for each harvest to be planted by BRASILAGRO, and may be extended pursuant to Section 2.1 above. The party not interested in the extension of this AGREEMENT shall notify the other party no longer than 120 (one hundred and twenty) days from the end of the crop of the last effective contractual cycle harvest, or, in the event of the sixth cut, no longer than 120 (one hundred and twenty) days from the end of this crop.

Sole Paragraph – In case of extension, all the conditions and terms herein agreed shall be effective.

IV– PARTIES’ OBLIGATIONS

4.1.	BRASILAGRO is committed to plant and raise sugarcane crop in 7,300 ha. (seven thousand and three hundred hectares) of land in the Properties of Morro Vermelho Project which have been attributed under the division of the Properties of Morro Vermelho Project , carried out at this date, bearing all costs, encumbrances and expenses arising from this act, such as, but no limited to, the acquisition of sugarcane seedlings, expenses for the soil preparation, planting and handle, expenditures with inputs, machinery time, manpower and other necessary for the perfect implementation of the crop.

4.2.	The costs and expenses mentioned in Section 4.1 above shall be fully borne by BRASILAGRO, which undertakes to pay all taxes levying on the plantation, handle, cut, transportation and sale of sugarcane, and BRASILAGRO undertakes to issue the related tax documents and comply with all other related tax and legal obligations, evidencing such regulation to BRENCO, whenever requested.

4.3.	BRASILAGRO shall be responsible for the acquisition of sugarcane seedlings proper to the soil specifications and characteristics pursuant to this AGREEMENT, bearing, with costs, expenses and taxes related to said acquisition, according to Section 4.2 above.

4.4.	BRASILAGRO shall deliver the sugarcane production planted in the Properties of Morro Vermelho Project in the industrial unit to be implemented by BRENCO in the region of Mineiros, State of Goiás, with the exception of the provision in Section 2.4 of this AGREEMENT.

4.5.	BRENCO shall establish a delivery schedule for sugarcane which must follow the grinding plan previously established and informed by BRENCO to BRASILAGRO (“Grinding Plan”).

First Paragraph – It is agreed between the parties that BRENCO shall communicate the Grinding Plan to BRASILAGRO, no later than 30 (thirty) days from the date of beginning of sugarcane delivery, in conformity with the technical parameters adopted in sugarcane crop which shall also be considered for purposes of this AGREEMENT, as date of beginning of the concerned harvest.

Second Paragraph – the cargo compartment of the vehicles to be used by BRASILAGRO for the sugarcane delivery shall meet the proper specifications and models, according to the standards accepted by BRENCO, in order to enable the unloading of sugarcane stalks in the feed table existing at BRENCO’s industrial units, which shall be equipped to receive only chopped sugarcane from mechanized harvesting, with exception for the provision stated in the paragraph below.

Third Paragraph – the sugarcane crop planted in the land of the Properties of Morro Vermelho Project with inclination of more than 12% (twelve per cent) may be manually harvested in entire sugarcane, and this manual harvesting area is limited to 1,500.00 ha (one thousand and five hundred hectares) of land, being expressly forbidden the burning of sugarcane straw as pre harvesting method. Should accidental fire occur in the mentioned area, BRASILAGRO shall present to BRENCO, before the first sugarcane delivery subsequent to such event, the related Police Report duly drafted by the local police authority.

Fourth Paragraph – The Grinding Plan shall be prepared and presented by BRENCO to BRASILAGRO no later than 30 (thirty) days from the beginning of each harvest, and shall forecast a daily delivery average quota, to be established due to the estimate of total sugarcane to be processed in the concerned harvest, subject to a linearity in the production delivery during the harvest.

Fifth Paragraph – BRENCO shall proceed to the weight and analysis of the sugarcane delivered by BRASILAGRO, in order to assess the TOTAL RECOVERABLE SUGAR CONTENT (ATR), according to table comprised in the “Operating Standards to Determine the Sugarcane Quality” of the Regulation for the Business of Purchase and Sale of Sugarcane in the State of São Paulo (“CONSECANA-SP”), herein attached as Exhibit 2, when the certificates of weight and analysis reports of the sugarcane shall be issued.

4.6.	Any expense made by BRENCO to perform and replace faulty acts practiced by BRASILAGRO, due to noncompliance with this AGREEMENT or with Law, shall result in the related discount of any payment, subject to the table of services and prices included in the Grinding Plan of the concerned harvest. In this case, the discount shall be preceded by notice remitted by BRENCO to BRASILAGRO communicating the fact, and shall only be effective through express manifestation by the latter one of debit recognition. BRASILAGRO shall manifest itself no later than 30 (thirty) days from the receipt of notice, or otherwise it is henceforth permitted to BRENCO retain payments in the necessary measure to guarantee the controversial amounts, until the parties reach an AGREEMENT in relation to the claimed discount.

4.7.	During the effectiveness of this AGREEMENT, BRENCO shall be entitled free access and transit in the areas of the Properties of Morro Vermelho Project and any of its legal representatives, employees, subcontracted and/or representatives may access them, by any vehicle. For this purpose, BRENCO shall previously present to BRASILAGRO the list with the name of the legal representatives, employees, subcontracted and/or representatives authorized to access the Properties of Morro Vermelho Project.

4.8.	Any planting made by BRASILAGRO and addressed to grinding by BRENCO’s units shall (i) comply with the applicable legislation and technical standards, and (ii) be performed in a proper manner to the mechanized harvesting, as regards to the preparation of areas, soil preservation, fight to erosion, treatment of crops, construction of level curves and practices for soil preservation, and BRASILAGRO may use techniques developed in the region, with machinery, proper manures and inputs for the mechanized harvesting, with exception of the provisions in Third Paragraph of Section 4.5 of this AGREEMENT.

First Paragraph – The sugarcane delivered by BRASILAGRO shall comply with the established and accepted percentage by BRENCO as regards to the mineral and vegetal impurities, namely: up to 0.5% (zero point five per cent) of the sugarcane weight, for mineral impurities, as determined by “Muflo” methodology; and up to 5.0% (five per cent) of the sugarcane weight, for vegetal impurities, according to analysis by sampling in accordance with CONSECANA-SP standard. BRENCO may adjust these percentages, in accordance with its industrial need, provided that a previous economic understanding is agreed upon by the parties.

Second Paragraph – BRASILAGRO is committed to maintain, in the Properties of Morro Vermelho Project, the permanent preservation areas (PPA) free of cattle rising activities which may affect the natural development of vegetation and respect all the limits and requirements of the legal reserve (LR), being fully responsible for obtaining the due authorizations of environmental bodies for suppression of isolated trees, being also committed to preserve springs and riparian vegetation, so as to comply with and respect all the obligations set forth in Law 4,771/65 and other related provisions.

Third Paragraph – BRASILAGRO is further committed to adopt and comply with measures of environmental preservation, being henceforth committed to exclusively use the mechanized harvesting system, unless as otherwise stated in Third Paragraph of Section 4.5 above, without using the burning of sugarcane straw in the areas of the Properties of Morro Vermelho Project, and further, to use in the sugarcane crops of the Properties of Morro Vermelho Project, exclusively, agricultural fertilizers and pesticides duly registered in the Ministry of Agriculture, as well as to comply with the provisions of Federal Law 7,802/89 and Decree 98,816/90, which deal with the agronomic prescription.

Fourth Paragraph – BRENCO may refuse the receipt of sugarcane raised in the areas of the Properties of Morro Vermelho Project, should it be aware that it has been planted and/or harvested not in compliance with the effective environmental legislation, or further if it has been burnt on purpose, provided that (i) such refusal is based on the reasons above; and (ii) BRENCO immediately communicates the fact to the responsible person pointed by BRASILAGRO, so as to provide the opportunity of checking and attempting to cure the irregularity, within 02 (two) days at most. Should such irregularity not be cured or satisfactorily justified, at BRENCO’s solely discretion, and BRENCO, therefore, maintains its refusal on the sugarcane receipt, BRASILAGRO may sell the sugarcane raised and/or harvested not in compliance with the effective environmental legislation or burnt on purpose to third parties, bearing all possible necessary expenses for the transportation to the new acquirer.

4.9.	BRASILAGRO may not sell or assign any quantity of the sugarcane produced for purposes of supply object of this AGREEMENT to third parties, under penalty of law and this AGREEMENT; except in the events in which BRENCO, for exclusively own reasons, or for cases of force majeure resulting in incurable damages, refuses to receive the sugarcane made available by BRASILAGRO as set forth in this AGREEMENT.

4.10.	The risk of sugarcane production perishing for natural causes, including hail and fire, act of God or force majeure, belongs to BRASILAGRO; it is henceforth established that BRASILAGRO cannot charge for the quantity of sugarcane perished and not delivered, and shall not imply on the non fulfillment of the sugarcane delivery schedule.

V– PRICE AND PAYMENT CONDITIONS

5.1.	The price of sugarcane ton, for purposes of this AGREEMENT, shall be the one established based on ATR per ton of sugarcane effectively delivered, according to the standards of the System of Compensation of Sugarcane Ton for the Quality, provided by CONSECANA-SP, which the parties declare to acknowledge, accept and respect, always taking into consideration the mix of production of the concerned industrial unit.

First Paragraph – BRASILAGRO shall be paid every 5th (fifth) day of each month subsequent to the month of sugarcane delivery, based on the ATR disclosed by CONSECANA¬SP for the month immediately prior to the one of the sugarcane delivery, assessed as follows: 83% (eighty three per cent) of the ATR value multiplied by the quantity of sugarcane delivered, as advance, and the remaining portion, i.e., 17% (seventeen per cent) in 4 (four) successive monthly installments of 4% (four per cent), 4% (four per cent), 4% (four per cent) and 5% (five per cent), falling due, respectively on January 31, February 28, March 31, and April 30 of the subsequent year, with the last installment paid after the official disclosure of the average price, less taxes, contributions and other charges , if applicable, according to CONSECANA-SP recommendation through the Circular Letter 02/06, system adopted by BRENCO, which BRASILAGRO declares to be in full AGREEMENT.

Second Paragraph – Upon the harvest liquidation, i.e., on April 30 of each year, the sugarcane tons delivered and the final value of the ATR shall be checked, for closing of the related amounts and possible payment of balance to whom is entitled. Should the final amount assessed be lower than the sum of advances paid in the course of the harvest year, according to the paragraph above, the difference in less shall be fully reimbursed by BRASILAGRO to BRENCO within 30 (thirty) days, i.e., May 31 of each year.

Third Paragraph – Payments shall be made through bank deposit, directly in current account to be pointed by BRASILAGRO, being the deposit slip the evidence of the effective payment and related settlement. In case of doubt by BRASILAGRO on the amounts due by BRENCO, this one shall expressly manifest within 05 (five) business days from the deposit date, under penalty of being the payment considered perfect and finished.

Fourth Paragraph – BRASILAGRO may require the alteration of bank data to receive the payments, through express communication in writing to BRENCO, no later than 5 (five) business days in advance.

VI – PENALTIES

6.1.	In case of failure to perform with any of the sections of this AGREEMENT, the aggrieved party shall notify the infringing party on the specific noncompliance, being determined that the infringing party shall have 7 (seven) days to cure the irregularity, unless otherwise specified in this AGREEMENT, or, if the noncompliance arises from force majeure, present the justifications inherent to the case and propose the necessary adjustments. Subject to the herein described procedure, without the effective remedy of the infringement, the following specific penalties are established for the cases of noncompliance described below:

(a)	It shall be considered serious breaches to this AGREEMENT (i) BRASILAGRO not to raise or supply the sugarcane to BRENCO, pursuant to this AGREEMENT; or (ii) a BRENCO not to receive the supply herein contracted, pursuant to this AGREEMENT. In the event of any of these hypothesis, the infringing party shall be penalized with the payment, in cash, at the end of the related harvest year, of an amount equivalent to 15% (fifteen percent) on the amount of acquisition of the estimated quantity of sugarcane delivery in the harvest year in which this default occurs, as set forth in Section 2.2.

(b)

In the failure to comply with the schedule of sugarcane delivery, with the above mentioned notice and elapsed the determined period of 7 (seven) days without the remedy of the noncompliance, the following penalties shall be applied to BRASILAGRO: (i) daily fine of R$ 1,000.00 (one thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 1% (one per cent) and 4% (four per cent) of the estimated production for the harvest year; (ii) daily fine of R$ 2,000.00 (two thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 4% (four per cent) and 8% (eight per cent) of the estimated production for the harvest year; (iii) daily fine of R$ 3,000.00 (three thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 8% (eight per cent) and 12% (twelve per cent) of the estimated production for the harvest year; and (iv) daily fine of R$ 4,000.00 (four thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 12% (twelve per cent) and 16% (sixteen per cent) of the estimated production for the harvest year. The discrepancies in the delivery, in accumulated volume, above 16% (sixteen per cent) of the estimated production for the harvest year shall be treated as serious noncompliance and shall incur in the penalty described in subparagraph “a” above. In the event of any of these hypotheses, the payment of the above established penalties for BRENCO shall be made, in cash, together with the monthly invoicing immediately subsequent to the presentation of the monthly measurement report of the sugarcane receipt evidencing the mentioned discrepancies, with exception to BRENCO of the right to offset the amounts due to BRASILAGRO pursuant to this Section.

(b.1)	Without prejudice of the penalties established in this subparagraph “b”, it is permitted to BRASILAGRO, at any time, increase the volume of sugarcane supply in order to reestablish the fulfillment with the sugarcane delivery schedule, provided that such increase is compatible with the capacity of grinding of BRENCO industrial unit and its own harvesting schedule;

(b.2)	At the end of the grinding period, should the fulfillment with the sugarcane delivery schedule not be reestablished by BRASILAGRO to BRENCO, with part of the sugarcane production standing in the Properties of Morro Vermelho Project: (i) due to operating inefficiency of BRASILAGRO, this one shall indemnify BRENCO the total amount of sugarcane not ground, calculated pursuant to this AGREEMENT; or (ii) due to operating inefficiency of BRENCO, this one shall indemnify BRASILAGRO the total amount of sugarcane not ground, calculated pursuant to this AGREEMENT, less costs of cut, loading and transportation. The possible amounts due between the parties pursuant to this item shall be jointly assessed by the parties no later than 15 (fifteen) days from the date of the end of the grinding period, and shall be paid within 30 (thirty) days after such assessment;

(b.3)	The parties agree that no penalty shall be imputed to BRASILAGRO in the event of the sugarcane supply be lower than the one forecast in the production estimate of the harvests presented in Section 2.2 above, provided that the harvesting of the planting areas established in Section 2.1 are performed and the plantations have not been transferred, pursuant to Fourth Paragraph of Section 2.2.

(c)	In reciprocity to the penalties to which BRASILAGRO is subject as set forth in the preceding subparagraph “b”, BRENCO, once notified and with the established period of 7 (seven) days to present its justifications and propositions of corrective measures, shall incur in the same penalties imposed to BRASILAGRO, in the same amount of fine and taking into consideration the same quantities of sugarcane not received in conformity with the sugarcane delivery schedule.

(c.1)	Without prejudice of the penalties established in this subparagraph “c”, it is permitted to BRENCO, at any time, increase the volume of BRASILAGRO sugarcane demand in order to reestablish the fulfillment of the schedule of sugarcane receipt, provided that such increase is compatible with the production capacity of BRASILAGRO. Should the volume increase of sugarcane demand presented by BRENCO exceed the harvesting schedule of BRASILAGRO and this one has no instrumental and machinery structure to meet the additional demand, it is permitted to BRENCO, at its own discretion, to make the necessary structure available to the cut, loading and/or transportation of sugarcane demanded in excess to the schedule of own harvesting of BRASILAGRO, at BRASILAGRO’s expenses, bearing in mind the table of services and prices included in the Grinding Plan of the concerned harvest.

(d)	Without prejudice of the other applicable legal measures, in case of breach of the effective legislation or regulation, remarkably relating to the environmental, labor and tax aspects, the infringing party shall (i) bear the cost of fine or any other penalty, of any nature, to be imposed by the inspection authority to the innocent party; (ii) require the prompt exclusion of the innocent party from the defendant of any judicial lawsuit or administrative procedure filed on account of such breach, bearing the totality of legal costs, fees and other expenses inherent to the lawsuit or procedure; and (iii) pay to the innocent party a fine in the amount equivalent to 10% (ten per cent) of the total amount of fines and penalties paid by the innocent party, assessed as set forth in item “i” above.

(e)	In the event of delay in the payments established in the First Paragraph of Section 5.1 of this AGREEMENT, BRENCO shall incur in fine in arrears of 15% (fifteen per cent) on the outstanding amount, without prejudice of the monetary restatement by IGPM-FGV and interest of 1% (one per cent) per month, always calculated on a “pro rata die” basis, amounts which shall be paid no later than 30 (thirty) days from the maturity date of the overdue and unpaid installment.

First Paragraph – Any other default to the obligations established in this AGREEMENT which do not fit into the subparagraphs “a” to “e” above, if not be cured as set forth in the caput of this section, shall be object of indemnity by the default party to the innocent party, as set forth in Section 10.9 below.

Second Paragraph – The amounts due by BRASILAGRO to BRENCO, as fine, may be offset from the payments due by BRENCO to BRASILAGRO for the sugarcane supply herein agreed. The amounts due by BRENCO, as fine, shall be paid together with the sugarcane invoicing immediately subsequent to the concerned event.

VII – NOTICES

7.1.	All notices and communications sent under the scope of this AGREEMENT shall be in writing, through registered letter or facsimile, and considered received at the date of their transmission, if by facsimile, and at the date of the effective receipt by the notified party, in its address, if sent by registered letter with acknowledgment of receipt, courier or telegram, whichever the first. The notices shall be remitted to the below addresses or to another address, as previously informed by one party to the other, as the case may be:

(i)	If addressed to BRASILAGRO:

Name:	Ivo Alves da Cunha
Address:	Av. Brigadeiro Faria Lima, n° 1.309 – 5° andar.

ZIP CODE 01452-002 – São Paulo- SP
Fax:	(11) 3035-5366
e-mail:	ivo.cunha@brasil-agro.com

(ii)	If addressed to BRENCO:

Name:	Carlos Rodrigo Opice Leão
Address:	Avenida Brigadeiro Faria Lima, nº 1.309 – 4º andar.
ZIP CODE 01452-002 – São Paulo, SP
Fax:	(11) 3095-2251
e-mail:	carlos.leao@BRENCO.com.br

VIII – TERMINATION AND CANCELLATION

8.1.	This AGREEMENT is irrevocably and irreversibly executed, regret not permitted, binding not only the contracting parties but also their successors at any title, subject to the exceptions below:

(a)	In the event of sale, by BRENCO and/or by IMOBILIÁRIA ARAUCÁRIA, to the direct or indirect competitor(s) of BRENCO, of any of the Properties of Morro Vermelho Project, BRENCO, at its own discretion, my cancel this AGREEMENT without resulting in any encumbrances or penalties to the parties;

(b)	In the event of impossibility of installation and/or operation of BRENCO’s industrial unit in the area of Morro Vermelho Project due to non obtaining of the necessary environmental licenses for the installation and operation of said industrial unit until August 2008, BRENCO shall expressly communicate to BRASILAGRO the temporary impossibility for the total implementation of this AGREEMENT and, as a consequence of the total or partial suspension of the obligations comprised in subparagraphs “c”, “d” and “e” of Section 2.1 above, until a new communication, by BRENCO, of the obtaining of said license(s), and in such case, BRASILAGRO may use the land with annual crops; and, if until August 2009, BRENCO has not obtained the necessary environmental licenses for the installation and operation of the industrial unit, the parties may, in mutual AGREEMENT, extend this AGREEMENT, or terminate it without any encumbrance to the parties, being applied in this event, the AGREEMENT between BRASILAGRO and BRENCO in letter dated April 11, 2007;

(c)	In the event of impossibility of obtaining the necessary environmental licenses for the installation and operation of BRENCO’s industrial unit in the area of Morro Vermelho Project, due to reason independent of BRENCO’s will , both parties are exempt from the obligations agreed in this AGREEMENT. In this event, due to the non obtaining of the mentioned environmental licenses, BRENCO undertakes to acquire only the sugarcane production planted pursuant to the subparagraphs “a” and “b” of Section 2.1 above referring to the first cycle, and the difference in the transportation costs arising from the readdressing of the sugarcane production shall be equally divided between the parties, bearing in mind the concept defined in the Sole Paragraph of Section 2.4 of this AGREEMENT. It is henceforth determined that the 50% (fifty per cent) sharing in the difference of the transportation cost that should be paid by BRASILAGRO shall only be borne up to the limit of additional transportation distance of 40 km (forty kilometers) in relation to the location established as reception point of sugarcane in Section 2.4 above, i.e., BRASILAGRO shall only bear the difference in cost of up to 20 km (twenty kilometers), at most. Accordingly, any excess to this limit shall be solely borne by BRENCO. Without prejudice to the above dispositions, it is agreed that BRENCO shall endeavor to make the implementation of the mentioned industrial unit feasible; and

(d)	In the event of termination without cause of this AGREEMENT by any of the parties, the party promoting the termination shall incur in the fine established in subparagraph “a” of Section 6.1 above, being certain that in such case, the percentage of 15% (fifteen per cent) shall be calculated on the balance of the sugarcane delivery schedule defined in Section 2.2 above, considering the effectiveness of this AGREEMENT that would remain had it not been terminated.

8.2.	The noncompliance with the applicable legislation by any of the parties shall imply on just cause for the contract termination, being the faulty party bound to proceed as set forth in Section 6.1 above.

IX – PARTIES’ REPRESENTATIONS

9.1.	Each party hereby represents and warrants to the other party that:

(a)	is duly organized , validly existing and in good standing under the laws to execute this AGREEMENT, conduct all the operations herein established and comply with the obligations herein assumed, having taken all the corporate nature measures and other possibly necessary to authorize its execution, to implement all the operations herein established and comply with all the obligations herein assumed;

(b)	The execution of this AGREEMENT and the fulfillment of the obligations by the parties (i) do not violate any provision comprised in their corporate documents; (ii) do not violate any law, regulation, judicial, administrative or arbitration decision, to which the related party is linked; and (iii) are duly authorized, pursuant to their incorporation acts in force;

(c)	This AGREEMENT has been duly authorized and executed by the parties and constitutes its valid and legally binding obligation, enforceable in accordance with is terms and conditions;

(d)	The installments assumed are recognized by both parties manifestly proportional and the proportionality of the installments assumed arise from the amounts effective at the time of execution of this AGREEMENT;

(e)	The discussions about the contractual purpose of this AGREEMENT have been conducted and implemented by free initiative;

(f)	The parties are aware of all the circumstances and rules guiding this legal business, and have been informed and advised of all the conditions and circumstances involved in the negotiation object of this AGREEMENT and which might influence their capacity to express their will;

(g)	Upon the execution of this AGREEMENT the parties shall always keep the principles of good Faith, present both in its negotiation and in its execution; and

(h)	The parties represent having not provided or offered any gratuity to the employees, agents or representatives of the other party, with the purpose of assuring any business with the other party or to influence such persons as regards to the business performed between the parties, representing further having no intention of doing it in the future.

X – FINAL PROVISIONS

10.1.	The payment of any parafiscal taxes or contributions levying on the Properties of Morro Vermelho Project or on any operation contemplated in this AGREEMENT shall be borne by the related defendant of the tax obligation, as set forth the legislation in force.

10.2.	This AGREEMENT does not imply in any job entailment or other legal relationship between BRENCO and (i) any employee, subcontracted, representative or employee of BRASILAGRO, (ii) third parties possibly resident in the areas of the Properties of Morro Vermelho Project; or (iii) any person rendering, or who has rendered services to BRASILAGRO. BRENCO shall not be considered responsible, in any event, for the payment of any labor, social security or accident right to the employees, outsourced or employees mentioned above, responsibility which shall be of BRASILAGRO or of the actual employer. Likewise, BRASILAGRO shall not be considered responsible for the payment of any labor, social or accident right of the employees, outsourced or employees of BRENCO, as engaged purchaser of sugarcane.

10.3.	BRASILAGRO is responsible for monitoring the sugarcane crop, including against diseases, plagues, theft or fire.

10.4.	Except for the provision in Fourth Paragraph of Section 2.2, in the event of sale of the Properties of Morro Vermelho Project by IMOBILIÁRIA ARAUCÁRIA, in the whole or in part, without

BRENCO exercising its right of cancellation described in subparagraph “a” of Section 8.1 above, BRASILAGRO and IMOBILIÁRIA ARAUCÁRIA are committed to previously notice the acquirer and obtain his AGREEMENT on the maintenance of this AGREEMENT, through formalization of his consenting approval to this AGREEMENT, in whole or in part, implying on the prompt transfer of the rights and obligations of this AGREEMENT in relation to the property(ies) sold to the acquirer, who shall comply with and respect all the terms and conditions herein included, as regards to the effectiveness, good faith, of the social function of the AGREEMENTs and , further, under penalty of annulment of the sale.

10.5.	In the event of any party recurring to the Judiciary Branch in order to satisfy its right, the losing defendant shall bear all the procedural expenses and costs, fees, legal interest according to the rate in force for the payment in arrears of taxes due to the National Treasury, pursuant to Article 406 of the Civil Code, as well as with the interest in arrears to be arbitrated in courts, as well as the monetary restatement calculated by IPCA/IBGE index, or, in its lack by INPC/IBGE, or others replacing them and other legal charges, without prejudice to the application of the fines established in Section 6.1 of this AGREEMENT.

10.6.	After the termination and no extension of this AGREEMENT, pursuant to Section 3.1 above, BRENCO shall have the preemptive right to execute a new AGREEMENT in relation to the Properties of Morro Vermelho Project, in equal conditions with third parties, and BRASILAGRO shall notice it about the existing proposals.

10.7.	The tolerance by any of the parties, including in relation to the payment punctuality, shall never imply on novation or transaction, and cannot be used as justification for the noncompliance with any of the herein agreed upon obligations.

10.8.	No party may assign, in whole or in part, this AGREEMENT or its creditor rights to third parties, unless previously authorized in writing by the other party.

10.9.	The parties agree that a possible breach of this AGREEMENT shall entitle the aggrieved party to request the specific execution of the obligations assumed by the other party under this AGREEMENT, in accordance with the provisions of the Brazilian Civil Code. Accordingly, the parties recognize and agree that the payment of losses and damages shall not constitute a proper compensation for the breach of any obligation assumed by the parties in this AGREEMENT and that the specific execution of the obligations is a necessary legal remedy to supplement the payment of direct losses and damages, excluding loss of profit.

10.10.	The Parties elect the courts of the city of São Paulo, State of São Paulo, to resolve any doubts or controversies resulting from this AGREEMENT.

In witness whereof, the Parties sign this AGREEMENT in 3 (three) counterparts of same content and form, in the presence of the undersigned 2 (two) witnesses in order to produce all legal effects.

São Paulo, March 13, 2008.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

By:	By:
Title:	Title

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL

By:
Title:

WITNESSES:

Name:	Name:
RG::	RG:
CPF:	CPF:

EXHIBIT 1

Map of BRENCO’s industrial unit area

EXHIBIT 2

Table included in the “Operating Standards to Determine Sugarcane Quality” – CONSECANA – SP